SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549




                               SCHEDULE 13G

                 under the Securities Exchange Act of 1934

                             (Amendment No. 6)




                              AUTOZONE, INC.
                             (Name of Issuer)



                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)



                                053332-10-2
                              (CUSIP Number)









The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13G

CUSIP No. 053332-10-2

1. Name of reporting person. I.R.S. Identification Nos. of Above Persons (entities only):
     Joseph R. Hyde, III

2.   Check the Appropriate Box if a Member of a Group:
      (a)  [  ]
      (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:
     USA

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power
     9,038,204

6.   Shared Voting Power:
     1,250,000

7.   Sole Dispositive Power:
     9,038,204

8.   Shared Dispositive Power:
     1,250,000

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     10,288,204

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [  ]

11.  Percent of Class Represented by Amount in Row 9:
     6.8%

12.  Type of Reporting Person
     IN

Item 1(a).  Name of Issuer:

     AutoZone, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     123 South Front Street, Memphis, Tennessee 38103

Item 2(a).  Name of Person Filing:

     Joseph R. Hyde, III

Item 2(b).  Address of Principal Business Office or, if none, residence:

     6075 Poplar Avenue, Suite 335, Memphis, Tennessee 38119

Item 2(c).  Citizenship:

     USA

Item 2(d).  Title of Class of Securities:

     Common Stock, Par Value $.01 Per Share

Item 2(e).  CUSIP Number:

     053332-10-2

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Not Applicable

Item 4.  Ownership.

     (a)  Amount beneficially owned:

     10,288,204

     (b)  Percent of class:

     6.8%

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote

          9,038,204

     (ii)  Shared power to vote or to direct the vote

          1,250,000

     (iii)  Sole power to dispose or to direct the disposition of

          9,038,204

     (iv) Shared power to dispose or to direct the disposition of

          1,250,000

Item 5.  Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable

Item 9.  Notice of Dissolution of Group.

     Not Applicable

Item 10.  Certification.

     Not Applicable

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1998

                         /s/ Joseph R. Hyde, III
                         ----------------------------
                         Joseph R. Hyde, III